Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Media & Analysts Contact:

Stew Chalmers

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

stew@positio.com

Cimetrix Reports First Quarter Financial Results

SALT LAKE CITY, Utah — May 15, 2007—Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its first quarter ended March 31, 2007.

Revenues for the first quarter increased 6% to $1,556,000 from $1,468,000 in the same quarter last year.  The revenue mix included $890,000 in software and $666,000 in services.  The increase in total revenues was attributable to incremental increases in both software and services revenues.

Runtime software license revenue grew by 18% based on increased machine shipments by the Company’s equipment supplier customers.  This increase was primarily related to new equipment supplier customers gained over the past several years as they began shipping machines using Cimetrix software products.  The increase in runtime software license revenue compensated for a decline in revenue associated with sales of the Company’s Software Development Kits (SDKs).  SDK sales typically involve longer sales cycles and are difficult to forecast.  The Company won a top tier Japanese equipment supplier customer during the first quarter, which selected the Company’s CIMConnect™, CIM300™ and CIMPortal™ products for use on new machine development programs.  This solid, growing base of 300mm equipment suppliers provides an increasing stream of revenue based on annual software support contracts, runtime software license revenue associated with every machine shipment and the opportunity to offer professional services to this customer base.  The Company was also involved in a number of ongoing evaluations of its software products for potential new customers.

Services revenues increased 12% to $666,000 year-over-year.  The Company posted solid growth in professional services revenues as it continued executing a number of projects in its OEM Solution Center (OEMSC) and Data Management Solution Center (DMSC).  The project mix between OEMSC and DMSC fluctuates on a quarterly basis, with the goal to achieve overall revenue growth.

Total operating costs and expenses increased 5% in the first quarter to $1,774,000 from $1,686,000 in the same quarter last year.  This increase reflected additional personnel costs and other overhead related to expansion of the Company’s Global Services team, which in turn has been responsible for significant revenue growth in professional services.  In addition, the Company incurred costs of $105,000 related to the adoption of SFAS 123R, share-based compensation, which added $48,000 in expenses over the prior year period.

The Company reported a net loss for the first quarter of $232,000, or $0.01 per basic and diluted share, versus a net loss of $225,000, or less than one cent per basic and diluted share, in the same quarter a year ago.  The $232,000 net loss included $218,000 in non-cash costs related to depreciation and amortization and share-based compensation, as well as $18,000 in interest expense.  Net cash provided by operating activities was $21,000 for the three months ended March 31, 2007.

 “We achieved one of our primary company financial goals by providing positive net cash from operating activities for the quarter on incremental revenue growth,” said Bob Reback, president and CEO.  “If you look at the things we can control, we continue to have success winning the majority of available SDK opportunities, as well as professional services projects for both our OEM and Data Management Solution Centers.  In addition, we continue to improve the execution and gross margins of professional services projects.  We were a little disappointed that new software license revenue was not as strong as anticipated, as a number of our equipment supplier customers reported lower than expected machine shipments.  Fortunately, the addition of shipments from new customers gained over the past several years contributed to year-over-year growth in software revenues.  The Company remains poised to benefit from the industry adoption of the SEMI Standards for EDA, or Interface A, which appears to be steadily gaining traction among Integrated Device Manufacturers (IDMs); however, it is difficult to predict when this new standard will obtain widespread adoption.  Since we released our CIMPortal version 1.0 product in 2006, we transitioned the majority of research and development activities to ramp up development of new product opportunities.  In summary, we believe our long term strategies are working and the management team continues to balance the investments in its growth initiatives with quarterly operating results.”

First Quarter Highlights

•                  6% increase in total revenues on incremental growth in both software and services.

•                  Return to positive net cash provided by operating activities.

•                  Top-tier Japanese based equipment supplier selected CIMConnect, CIM300 and CIMPortal™ product lines for new machine development programs, reinforcing Cimetrix’s reputation for providing “best in class” products.

•                  OEM Solution Center (OEMSC) delivers full GEM300 solution using the CIMConnect and CIM300 product families to European equipment supplier in new record delivery time.

•                  Data Management Solution Center (DMSC) delivers .NET based solution for factory equipment connectivity.

•                  Customer Satisfaction Survey reported that 93% of respondents rated Cimetrix products and support as either good or excellent, validating Cimetrix’s commitment to leading the industry with “passionate support”.

•                  Expanded operations in Europe with addition of senior Solution Architect within Global Services to assist growing customer base.

•                  Ramped up R&D activities on development of new product opportunities that the Company believes will expand its markets and contribute to future long term growth.

About Cimetrix Incorporated

Cimetrix is a software company that designs, develops, markets and supports factory automation solutions worldwide.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with equipment supplier installations in virtually every 300mm fab worldwide.  Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications.  Cimetrix provides total solutions for its customers with engineering services and passionate technical support.  Major products include CIMConnect™, CIM300™, CIMPortal™ and CODE™ (Cimetrix Open Development Environment).  For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to the adoption by chip makers of the Interface A standards specified by SEMI, an independent industry trade group, market acceptance of the Company’s products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Condensed Statements of Operations

(Unaudited)

	Three Months Ended
	March 31,
	2007	2006
Revenues:
New software licenses	$606,000	$587,000
Software license updates and product support	284,000	287,000
Total software revenues	890,000	874,000
Professional services	666,000	594,000

Total revenues	1,556,000	1,468,000

Operating costs and expenses:
Cost of revenues	680,000	563,000
Sales and marketing	290,000	280,000
Research and development	257,000	306,000
General and administrative	434,000	428,000
Depreciation and amortization	113,000	109,000

Total operating costs and expenses	1,774,000	1,686,000

Loss from operations	(218,000)	(218,000)

Other income (expense):
Interest and other income	4,000	11,000
Interest expense	(18,000)	(18,000)

Total other expense	(14,000)	(7,000)

Loss before income taxes	(232,000)	(225,000)

Provision for income taxes	—	—

Net loss	$(232,000)	$(225,000)

Loss per common share:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding:
Basic	31,927,000	31,927,000
Diluted	31,927,000	31,927,000

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

	March 31, 2007	December 31, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$316,000	$313,000
Accounts receivable, net	1,227,000	1,337,000
Inventories	9,000	11,000
Prepaid expenses and other current assets	57,000	45,000
Total current assets	1,609,000	1,706,000

Property and equipment, net	169,000	177,000
Intangible assets, net	480,000	563,000
Goodwill	64,000	64,000
Other assets	28,000	28,000

	$2,350,000	$2,538,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$162,000	$153,000
Accrued expenses	359,000	378,000
Deferred revenue	587,000	614,000
Current portion of notes payable, net	25,000	25,000
Total current liabilities	1,133,000	1,170,000

Long-term liabilities:
Notes payable — related parties	149,000	154,000
Notes payable	281,000	292,000
Total long-term liabilities	430,000	446,000

Total liabilities	1,563,000	1,616,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares authorized, 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,850,000	31,753,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(31,017,000)	(30,785,000)
Total stockholders’ equity	787,000	922,000

	$2,350,000	$2,538,000